Exhibit 99.1

FOR IMMEDIATE RELEASE

NYSE: MMA Doubles BJJLink’s Latin America Academy Base, Expands to 12 Countries

Highlights

●	BJJLink paying academies in LATAM increased 107% year-over-year, rising from 73 to 151
●	Country footprint expanded from 9 to 12, adding Argentina, Uruguay and Venezuela
●	Builds on recent published BJJLink momentum, including 145% year-over-year subscription revenue growth and 141% transaction volume growth

New York, NY – APRIL 22, 2026 – Mixed Martial Arts Group Limited (NYSE American: MMA) (“MMA” or the “Company” and doing business as MMA.INC), a technology driven ecosystem at the forefront of the global combat sports industry today announced continued strong expansion of its BJJLink platform across Latin America, with the number of paying academies in the region increasing from 73 to 151, representing a 107% year-over-year between April 2025 and April 2026.

Over the same period, BJJLink expanded its Latin American footprint from 9 countries to 12, adding Argentina, Uruguay and Venezuela. The platform now serves paying academies across Argentina, Chile, Colombia, Costa Rica, Ecuador, Guatemala, Mexico, Peru, Puerto Rico, El Salvador, Uruguay and Venezuela.

This expansion builds on the Company’s Latin America strategy announced on March 5, 2025, when MMA.INC established a dedicated regional task force targeting more than 300 additional gym partners across key markets including Brazil, Colombia, Peru, Ecuador, Mexico and Chile.

The Company believes this momentum positions Latin America as a significant growth pillar for BJJLink and the broader MMA.INC ecosystem. Brazilian Jiu-Jitsu originated in Brazil, and the region remains one of the sport’s most deeply embedded and competitively active markets, supported by a dense calendar of regional and international competitions.

Today’s update also builds on recent BJJLink momentum. On April 1, 2026, MMA.INC announced the launch of instant online onboarding for BJJLink and stated that the platform had delivered 145% year-over-year subscription revenue growth and 141% growth in transaction volume to an annualized run-rate of approximately $16.2 million as of February 2026.

Latin America is particularly attractive for BJJLink because it combines deep cultural alignment with Jiu-Jitsu, a large base of independent academies and strong demand for better operating infrastructure across gym management, billing, member communication and payments. The Company believes these market conditions create a compelling runway for continued academy acquisition, higher transaction volume and deeper regional penetration.

Santiago Amaral, Founder of BJJLink said:

“Latin America continues to emerge as a highly important growth market for BJJLink. The region has authentic grassroots demand for Jiu-Jitsu, a large and fragmented academy base, and clear need for better digital infrastructure. Growing our footprint from 73 to 151 academies in 12 months is a strong signal that BJJLink is gaining meaningful traction in one of the sport’s most important regions.”

The Company believes continued expansion in Latin America can support multiple layers of value creation across its ecosystem, including recurring software subscription revenue, increased payment processing volume, stronger direct relationships with academy operators, and broader digital connectivity across coaches, gyms and students.

As BJJLink expands across Latin America, MMA.INC is strengthening the connection between real-world academy participation and its global digital ecosystem.

About Mixed Martial Arts Group Limited

With over 5 million social media followers, 530,000 user profiles, 75,000+ active students, 18,000 published gyms and 800 verified gyms across 22 countries across its various assets, MMA.INC continues to transform the martial arts landscape and deliver unparalleled value to its stakeholders:

-	A Global Platform: Operating across 22 countries, MMA.INC connects local gyms with global communities and customers in a single, connected network of value.
-	Get Paid to Train: Engaging in training, streaming, coaching or simply supporting any activity, will earn Experience Points (XP), which is transparently logged on chain and can be redeemed for real rewards.
-	One Unified Ecosystem: With existing platform assets including BJJLink, TrainAlta, Hype and MixedMartialArts.com, MMA.INC provides a complete platform that covers training, community, content and fandom like no other.

For more information, visit www.mma.inc

Disclaimer

As we continue to develop our plans discussed above, they could change and there can be no assurance as to any final outcome.

The information provided in this press release is intended for informational purposes only and does not constitute investment advice, endorsement, analysis, or recommendations with respect to any financial instruments, investments, or issuers. This press release does not take into account the investment objectives, financial situation, or specific needs of any particular person and each individual is urged to consult their legal and financial advisors before making any investment decisions.

Forward-Looking Statements

This press release contains forward-looking statements. Any statements contained herein regarding our strategy, platform development, future operations, financial position, future revenues, projected costs, prospects, plans and objectives of management, other than statements of historical facts, are forward-looking statements. The forward-looking statements included herein include or may include, but are not limited to, statements that are predictive in nature, depend upon or refer to future events or conditions, or use or contain words, terms, phrases, or expressions such as “achieve,” “forecast,” “plan,” “propose,” “strategy,” “envision,” “hope,” “will,” “continue,” “potential,” “expect,” “believe,” “anticipate,” “project,” “estimate,” “predict,” “intend,” “should,” “could,” “may,” “might,” or similar words, terms, phrases, or expressions or the negative of any of these terms. Any statements contained in this press release that are not based upon historical fact are based on current expectations, estimates, projections, opinions and/or beliefs of the Company. Such statements are not facts and involve known and unknown risks, uncertainties, and other factors. Prospective investors should not rely on these statements as if they were facts. Actual revenue may vary to current sales due to factors such as participant churn, cancellations, and changes in payment schedules, membership terms or pricing changes. Any references to verified gyms, partner gyms, user profiles refer to a database profile that has been claimed or created across the MMA.INC platform, which includes TrainAlta.com, BJJ Link, Hype, MixedMartialArts.com and Steppen. Forward-looking statements involve a number of known and unknown risks and uncertainties, including, but not limited to, those discussed in the “Risk Factors” section of the Form 20-F for the fiscal year ended June 30, 2025 filed with the SEC. Given the risks and uncertainties, readers should not place undue reliance on any forward-looking statement and should recognize that the statements are predictions of future results which may not occur as anticipated. New risk factors emerge from time to time, and it is not possible for management to predict all such risk factors, nor can it assess the impact of all such factors on the Company’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. You should carefully read the factors described in the “Risk Factors” section of the Form 20-F for the fiscal year ended June 30, 2025 filed with the SEC to better understand the risks and uncertainties inherent in our business and industry, and any underlying forward-looking statements. Except where required by law, the Company assumes no obligation to update, withdraw or revise any forward-looking statements to reflect actual results or changes in factors or assumptions affecting such forward-looking statements.

Media Contacts

Mixed Martial Arts Group Limited

E: andrew@mma.inc